September 25, 2013	Philip T. Colton Direct Dial: (612) 604-6729 Direct Fax: (612) 604-6929 pcolton@winthrop.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

Attention:	Stephen Krikorian – Accounting Branch Chief
Morgan Youngwood – Staff Accountant

RE:	Navarre Corporation Form 10-K for the Fiscal Year Ended March 31, 2013 Filed May 29, 2013 File No. 000-22982

Ladies and Gentlemen:

On behalf of Speed Commerce, Inc. f/k/a Navarre Corporation, a Minnesota corporation (the “Company”) and with the Company’s permission, we are responding to verbal comments received in a telephone conversation with Mr. Morgan Youngwood on September 24, 2013. These comments followed the Company’s September 13, 2013 response to the Staff’s comments issued in a letter dated September 5, 2013 (“Comment Letter”). This letter supplements the Company’s September 13, 2013 response. This letter includes our understanding of the verbal comments in bold with the Company’s responses below, which comments and responses correspond with the headings and comment numbers in the Staff’s Comment Letter.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 85

2.

Please clarify the attribution period used by the Company for recognizing revenues related to upfront service fees. Consider footnote 39 from SAB Topic 13A3f. Further discuss how revenue is recognized for recurring service elements including how the fees are contractually priced and whether the recurring service elements are transaction-based or based on fixed pricing. Address the stand-alone value of each recurring service element and discuss whether or not the Company combines service elements due to transaction-based pricing for its services.

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Securities and Exchange Commission

September 25, 2013

Response: In response to the Staff’s further comment, the Company will clarify in future filings that its accounting policy for the E-Commerce and Fulfillment Services Segment accounts for upfront service fees and application of proportional performance revenue recognition for its service elements. Revenues for the Segment are earned based on the volume of transactions processed for customers. For the Staff’s convenience, a marked draft of the Company’s proposed disclosure to be included in future filings follows:

E-Commerce and Fulfillment Services Segment. Revenue for the E-Commerce and Fulfillment Services Segment is recognized based on terms of service within the customer contract ~~with the customer~~. A portion of the Company’s service revenue arrangements include~~s~~ upfront service elements, such as web implementation and migration, and recurring service elements such as web site support, e-commerce fulfillment services and additional services. The Company does not earn or receive any commissions from its customers for these services. Fees related to ~~U~~upfront contract services, ~~fees~~ such as web site implementation and migration, are deferred and recognized ratably over the expected term of the relationship with the customer ~~term of the arrangement, generally three years~~, beginning when delivery of recurring services has occurred. Costs associated with the upfront contract fees are deferred and recognized ~~ratably over the term of the arrangement~~ consistent with the recognition of revenues. Recurring contract service elements are charged based on the number of transactions processed and recognized as the services are performed as measured by the volume of orders completed.  ~~Each contract is typically accounted for as one unit of accounting.~~

With regard to upfront contract service fees, the Company has not completed nor amortized any revenue related to upfront contract fees from the date of acquisition of SpeedFC (November 2012) through June 30, 2013; prior to such acquisition, the Company did not have any upfront contract service fees. Commencing in the quarter ending September 30, 2013, the Company will amortize the deferred revenues over the expected term of its relationship with each customer.

Note 8. Inventories, page 96

3.

Does the Company earn commissions for managing and distributing inventory for its E-Commerce customers? If so, clarify the nature of inventory managed and disclose the Company’s policy for accounting for commissions.

Response: The Company does not hold any inventory in its E-Commerce and Fulfillment Services Segment. The Company will expand its disclosure in future filings within the discussion of revenue recognition policies to state that it does not earn commissions for handling E-Commerce and Fulfillment Services Segment inventory and that revenues are charged based on the number of transactions processed.

Securities and Exchange Commission

September 25, 2013

The Company’s written statement requested by the SEC Comment Letter is attached hereto as Exhibit A.

If you have any questions in connection with this letter, please contact the undersigned at (612) 604-6729.

Very truly yours,

WINTHROP & WEINSTINE, P.A.

/s/ Philip T. Colton

Philip T. Colton

cc:    Ryan F. Urness (Speed Commerce, Inc.)

         Terry J. Tuttle (Speed Commerce, Inc.)

Exhibit A

September 25, 2013

Securities and Exchange Commission

100 F Street, N.E

Washington, D.C. 20549

Attention:	Stephen Krikorian – Accounting Branch Chief
Morgan Youngwood – Staff Accountant

RE:	Navarre Corporation Form 10-K for the Fiscal Year Ended March 31, 2013 Filed May 29, 2013 File No. 000-22982

Ladies and Gentlemen:

In connection with verbal comments provided to Speed Commerce, Inc. f/k/a Navarre Corporation (the “Company”) in a telephone conversation with Mr. Morgan Youngwood on September 24, 2013, which comments followed the Staff’s comments in a letter issued on September 5, 2013, to the Form 10-K filed on May 29, 2013, the Company hereby acknowledges the following:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Speed Commerce, Inc.

/s/Ryan Urness

Ryan Urness

General Counsel and Secretary

1303 East Arapaho Road  ♦  Dallas, TX 75081 USA  ♦  www.speedcommerce.com